SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 4 TO

SCHEDULE 13E-3

(RULE 13e-3)

TRANSACTION STATEMENT

UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934 AND

RULE 13E-3 THEREUNDER

Crown Andersen Inc.

(Name of Issuer)

Crown Andersen Inc.
Richard A. Beauchamp
Jack D. Brady
Thomas Graziano
Ruyintan Mehta
L. Karl Legatski
Michael P. Marshall, Sr.

(Names of Person(s) Filing Statement)

Common Stock, $0.10 par value

(Title of Class of Securities)

228190 10 4

(CUSIP Number of Class of Securities)

Jack D. Brady

President and CEO

Crown Andersen Inc.

306 Dividend Drive

Peachtree City, GA 30269

(770) 486-2000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy To:

Michael P. Marshall, Jr., Esq.

Miller & Martin PLLC

1170 Peachtree Street, N.E.,

Suite 800

Atlanta, GA 30309-7649

(404) 962-6442

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee*
$2,979,609	$377.52

*	For purposes of calculating the fee only. The filing fee is calculated in accordance with Rule 0-11(b) of the Exchange Act.

Of the $595.92 filing fee, $9.64 is the fee associated with the acquisition of 39,000 shares of common stock of the subject company for $1.95 per share in cash in lieu of issuing fractional shares to holders of less than one share after the reverse stock split. This portion of the filing fee is calculated by multiplying $76,050 by .0001267.

The remaining $367.88 of the filing fee is associated with the acquisition of the 1,826,138 shares of existing common stock which will be exchanged for shares of new common stock in the subject company in the proposed reverse stock split. This portion of the filing fee is calculated by multiplying .0001267 by $2,903,559.40, the aggregate value of the shares being exchanged. The aggregate value of the shares being exchanged was calculated by multiplying the number of shares being exchanged for new shares by $1.59, the average of the high and low prices for the subject company’s common stock as quoted on the Nasdaq SmallCap market on June 21, 2004.

Of the total filing fee of $595.92, the subject company previously paid $9.64 in connection with its original filing on April 21, 2004. The remainder of the filing fee was paid in connection with the company’s first amended Schedule 13E-3 filed on June 23, 2004.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$595.92	Filing Party:	Crown Andersen Inc.
Form or Registration No.:	5-36805	Date Filed:	April 21, 2004 (original); June 23, 2004 (1st Amendment)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

This Amendment Number 4 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by Crown Andersen Inc., Richard A. Beauchamp, Jack D. Brady, Thomas Graziano, Ruyintan Mehta, L. Karl Legatski, and Michael P. Marshall, Sr. pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. This Amendment No. 4 amends and supplements the Schedule 13E-3 Transaction Statement filed with the SEC on April 21, 2004, Amendment No. 1 to the Schedule 13E-3 filed on June 23, 2004, Amendment No. 2 to the Schedule 13E-3 filed on July 23, 2004, and Amendment No. 3 to the Schedule 13E-3 filed on September 1, 2004.

Concurrently with the filing of this Schedule 13e-3 Crown Andersen Inc. is filing with the Securities and Exchange Commission (the “Commission”) a definitive proxy statement (the “Proxy Statement”). The information in the Proxy Statement is expressly incorporated herein by reference in response to all items of this Schedule 13e-3.

Item 1.	Summary Term Sheet

The Information set forth in the Proxy Statement under the caption “Summary term sheet” is incorporated herein by reference.

Item 2.	Subject Company Information

(a) Name and Address

The information set forth in the “Notice of Special Meeting of Shareholders” of the Proxy Statement is incorporated herein by reference.

	(b)	Securities

The information set forth in the Proxy Statement under the caption “Information about Crown Andersen Inc. – Description of capital stock” is incorporated herein by reference.

	(c)	Trading Market and Price

The information set forth in the Proxy Statement under the caption “Information about Crown Andersen Inc. – Price range of common stock and dividends” is incorporated herein by reference.

	(d)	Dividends

The information set forth in the Proxy Statement under the caption “Information about Crown Andersen Inc. – Price range of common stock and dividends” is incorporated herein by reference.

	(e)	Prior Public Offerings

The Company has made no underwritten public offering of the subject securities for cash during the past three years that was registered under the Securities Act of 1933 or exempt from registration under Regulation A (Rules 251 through 263 of the Securities Act of 1933, as amended).

	(f)	Prior Stock Purchases

The Company has not purchased any subject securities during the past two years.

Item 3.	Identity and Background of Filing Person

The required information is incorporated by reference to the sections of Exhibit (a) entitled “Proposal no. 2 – Election of Directors – Information concerning the nominees and Crown Andersen’s executive officers.”

Item 4.	Terms of the Transaction

	(a)	Material Terms

The information set forth in the Proxy Statement under the caption “Summary term sheet” is incorporated herein by reference.

	(c)	Different Terms

None (except that holders of less than one share after the reverse stock split will receive cash in lieu of their fractional share while all other shareholders will participate in the forward stock split).

	(d)	Appraisal Rights

The information set forth in the Proxy Statement under the caption “Proposal no. 1 – Reverse/forward stock split – Appraisal rights and dissenters’ rights” is incorporated herein by reference.

	(e)	Provisions For Unaffiliated Security Holders

The information set forth in the Proxy Statement under the caption “Special factors – Fairness of the reverse/forward stock split proposal and recommendation of the board” is incorporated herein by reference.

	(f)	Eligibility For Listing or Trading

The information set forth in the Proxy Statement under the caption “Special factors – Certain effects of reverse/forward stock split proposal on Crown Andersen’s shareholders” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

	(a)	Transactions

Not applicable.

	(b)	Significant Corporate Events

The information set forth in the Proxy Statement under the captions “Special factors – Determination of cash out price” and “Proposal no. 2 – Election of directors – Certain relationships and related transactions” is incorporated herein by reference.

	(c)	Negotiations or Contacts

The information set forth in the Proxy Statement under the captions “Special factors – Determination of cash out price” and “Proposal no. 2 – Election of directors – Certain relationships and related transactions” is incorporated herein by reference.

	(e)	Agreements Regarding the Subject Company’s Securities

The information set forth in the Proxy Statement under the captions “Special factors – Determination of cash out price” and “Proposal no. 2 – Election of directors – Certain relationships and related transactions” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

	(b)	Use of Securities Acquired

The information set forth in the Proxy Statement under the caption “Special factors – Certain effects of the reverse/forward stock split on Crown Andersen’s shareholders” is herein incorporated by reference.

	(c)	(1) - (8) Plans

The information set forth in the Proxy Statement under the captions “Summary term sheet” and “Special factors” and “Proposal no. 1 Reverse/forward stock split” is herein incorporated by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects in a Going Private Transaction

	(a)	Purposes

The information set forth in the Proxy Statement under the captions “Summary term sheet” and “Special factors – Purpose and reasons for the reverse/forward stock split” is herein incorporated by reference.

	(b)	Alternatives

The information set forth in the Proxy Statement under the caption “Special factors – Alternatives considered by the board of directors” is herein incorporated by reference.

	(c)	Reasons

The information set forth in the Proxy Statement under the caption “Special factors – Purpose and reasons for the reverse/forward stock split” is herein incorporated by reference.

	(d)	Effects

The information set forth in the Proxy Statement under the captions “Summary term sheet” and “Special factors – Certain effects of reverse/forward stock split on Crown Andersen’s shareholders” and “Special factors – Federal income tax consequences” is herein incorporated by reference.

Item 8.	Fairness of the Going Private Transaction

	(a)	Fairness

The information set forth in the Proxy Statement under the caption “Special factors – Fairness of the reverse/forward stock split proposal and recommendation of the board” is herein incorporated by reference.

	(b)	Factors Considered in Determining Fairness

The information set forth in the Proxy Statement under the caption “Special factors – Fairness of the reverse/forward stock split proposal and recommendation of the board” and “Special factors – Alternatives considered by the board of directors” is herein incorporated by reference.

	(c)	Approval of Security Holders

The information set forth in the Proxy Statement under the caption “Special factors – Fairness of the reverse/forward stock split proposal and recommendation of the board” and “Proposal no. 1 – Reverse/forward stock split – Vote required” is herein incorporated by reference.

	(d)	Unaffiliated Representative

The information set forth in the Proxy Statement under the caption “Special factors – Fairness of the reverse/forward stock split” is incorporated herein by reference.

	(e)	Approval of Directors

The information set forth in the Proxy Statement under the captions “Special factors – Fairness of the reverse/forward stock split and recommendation of the board” and “Special factors – Background” is herein incorporated by reference.

	(f)	Other Offers

The information set forth in the Proxy Statement under the caption “Special factors – Alternatives considered by the board of directors” is herein incorporated by reference.

Item 9.	Reports, Opinions, Appraisals and Negotiations

	(a)-(c)	The information set forth in the Proxy Statement under the caption “Special factors – Fairness of the reverse/forward stock split and recommendation of the board” is incorporated herein by reference.

Item 10.	Source and Amount of Funds or Other Consideration

	(a)	Source of Funds

The information set forth in the Proxy Statement under the caption “Special factors – Certain effects of the reverse/forward stock split proposal on Crown Andersen’s shareholders” is incorporated herein by reference.

	(b)	Conditions

The information set forth in the Proxy Statement under the caption “Special factors – Certain effects of the reverse/forward stock split proposal on Crown Andersen’s shareholders” is incorporated herein by reference.

	(c)	Expenses

The information set forth in the Proxy Statement under the caption “Special factors – Certain effects of the reverse/forward stock split proposal on Crown Andersen’s shareholders” is incorporated herein by reference.

	(d)	Borrowed Funds

The information set forth in the Proxy Statement under the captions “Special factors – Certain effects of the reverse/forward stock split proposal on Crown Andersen’s shareholders” and “Proposal no. 2 – Election of directors – Certain relationships and related transactions” is incorporated herein by reference.

Item 11.	Interest in Securities of the Subject Company

	(a)	Securities Ownership

The information set forth in the Proxy Statement under the caption “Information about Crown Andersen Inc. – Ownership of voting securities” is incorporated herein by reference.

	(b)	Securities Transactions

The information set forth in the Proxy Statement under the caption “Proposal no. 2 – Election of directors – Certain relationships and related transactions” is incorporated herein by reference.

Item 12.	The Solicitation or Recommendation

	(d)	Intent to Tender or Vote in a Going-Private Transaction

The information set forth in the Proxy Statement under the caption “Special factors – Fairness of the reverse/forward stock split and recommendation of the board” is incorporated herein by reference.

	(e)	Recommendations of Others

The information set forth in the Proxy Statement under the caption “Special factors – Fairness of the reverse/forward stock split and recommendation of the board” is incorporated herein by reference.

Item 13.	Financial Statements

(a)	The financial information in Crown Andersen’s Annual Report on Form 10-KSB for the year ended September 30, 2003 and Crown Andersen’s quarterly Report on Form 10-QSB for the quarter ended June 30, 2004 is incorporated herein by reference.

(b) Pro Forma Information

The information set forth in the Proxy Statement under the caption “Special factors – Certain effects of reverse/forward stock split proposal on Crown Andersen’s shareholders” is herein incorporated by reference.

Item 14.	Persons/Assets Retained, Employed, Compensated or Used

The information set forth in the Proxy Statement under the caption “Persons making the solicitation” is incorporated herein by reference.

Item 15.	Additional Information

The information contained in the Proxy Statement, including any appendices or exhibits thereto, is incorporated herein by reference.

Item 16.	Exhibits

(a)	Definitive Proxy Statement filed electronically by EDGAR with the Securities and Exchange Commission on September 24, 2004 (incorporated by reference to the Proxy Statement filed with the Commission by Crown Andersen Inc. on September 24, 2004).

(b)(1)	Amended and Restated Convertible Secured Promissory Note dated June 16, 2004 in the principal amount of $2,000,000 (incorporated by reference to Exhibit (b)(1) to Amendment No. 1 to Schedule 13E-3 filed by Crown Andersen Inc. on June 23, 2004).

(b)(2)	Loan and Security Agreement dated March 1, 2004 (incorporated by reference to Exhibit (b)(2) to Amendment No. 1 to Schedule 13E-3 filed by Crown Andersen Inc. on June 23, 2004).

(b)(3)	First Amendment to Loan and Security Agreement dated June 16, 2004 (incorporated by reference to Exhibit (b)(3) to Amendment No. 1 to Schedule 13E-3 filed by Crown Andersen on June 23, 2004).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 24, 2004

CROWN ANDERSEN INC.

By:	/s/ Jack D. Brady
Jack D. Brady, Chairman and CEO

/s/ Richard A. Beauchamp
Richard A. Beauchamp

/s/ Jack D. Brady
Jack D. Brady

/s/ Thomas Graziano
Thomas Graziano

/s/ Ruyintan Mehta
Ruyintan Mehta

/s/ L. Karl Legatski
L. Karl Legatski

/s/ Michael P. Marshall, Sr.
Michael P. Marshall, Sr.